EXHIBIT 99.1

Electra Provides Update on Restructuring Terms to Advance Completion of Cobalt Refinery

TORONTO, Sept. 16, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces amendments to its previously disclosed recapitalization and restructuring initiative (the “Restructuring”), a key step toward strengthening its balance sheet and completing construction of North America’s first battery-grade cobalt sulfate refinery.

The Company and the holders (the “Lenders”) of the Company’s outstanding secured convertible notes (the “Notes”) have agreed to amend the Restructuring such that Electra will now convert approximately US$41.3 million of outstanding Notes, plus accrued and unpaid interest, into approximately 55 million units of the Company (“Units”), to be issued on the same terms as the Company’s previously announced brokered private placement offering for gross proceeds of up to US$30 million (the “Offering”). Pursuant to the Restructuring, the Lenders will exchange 60% of the Company’s convertible debt for equity, reducing total debt under the Notes to approximately US$27.5 million.

The remaining 40% of the Notes, plus interest, will be exchanged into a new three-year term loan. Under the proposed new loan agreement, the Company has agreed to issue a one-time bonus of 3,822,341 common shares (each a “Common Share”) of the Company to the Lenders at a deemed issue price of US$0.90 per Common Share.

The Units to be issued as part of the amendments to the Restructuring are to be issued at a deemed exchange price of US$0.75 and consist of one Common Share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share at a price of US$1.25 per share for a period of 36 months, commencing 60 days following closing of the Offering.

The Company had previously applied to the TSXV for a waiver in connection with the Restructuring to permit an equitization price of US$0.60 for the Notes, which was below the minimum pricing requirements under TSXV Policy 4.3 – Shares for Debt. The TSXV did not grant the waiver and, as a result, the Restructuring will now proceed at US$0.75 per Unit in compliance with Policy 4.3.

These transactions represent a decisive step toward restoring Electra’s financial flexibility and unlocking the full value of its strategically located assets. The Restructuring substantially reduces near-term debt obligations and aligns the Company’s capital structure with a sustainable path to production.

Completion of the Restructuring remains subject to the satisfaction of certain conditions which include the entering into of definitive documentation and receipt of shareholder approval, as well as the approval of the TSX Venture Exchange (the “TSXV”) and notification to the Nasdaq Stock Market. For further information concerning the Restructuring and the Offering, readers should review the news releases issued by the Company on August 21, 2025 and September 12, 2025.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Restructuring and anticipated timing thereof, the entering into of definitive documentation regarding the Restructuring, the expected reduction in the Company’s outstanding debt and the impact on its capital structure, and receipt of required regulator and shareholder approvals, the expected ramp-up and commissioning of the cobalt sulfate refinery, Electra’s strategic role in reshoring North America’s battery materials supply chain, and the Company’s future growth plans, including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Restructuring or Offering on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.